KANDI TECHNOLOGIES GROUP, INC.
ATTN: KEWA LUO
230 PARK AVENUE, 3RD/4TH FLOOR WEST
NEW YORK, NY 10169

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VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern time on December 26, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
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VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V59360-P21301 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

KANDI TECHNOLOGIES GROUP, INC.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. To elect seven directors, each to serve until the Annual Meeting of Shareholders for the year ending December 31, 2024;	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Hu Xiaoming
02) Dong Xueqin
03) Wang Lin
04) Chen Liming
05) Lin Yi
06) Jerry Lewin
07) Henry Yu

The Board of Directors recommends you vote FOR proposals 2, 3 and 4.

	For	Against	Abstain
2. To ratify the appointment of ARK Pro CPA & Co. as the Company's independent auditor for the fiscal year ending December 31, 2024;	☐	☐	☐
3. To increase the shares available under the 2008 Omnibus Long Term Incentive Plan by ten million (10,000,000); and	☐	☐	☐
4. To conduct an advisory vote on the compensation of our named executive officers.	☐	☐	☐

NOTE: To transact such other business as properly may come before the annual meeting or any adjournments thereof.

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com

V59361-P21301

KANDI TECHNOLOGIES GROUP, INC.
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 27, 2024

The undersigned hereby appoints Feng Chen and Jehn Ming Lim, and each of them, as proxies, with full power of substitution, to represent and to vote, as designated herein, all shares of Common Stock of Kandi Technologies Group, Inc. (the "Company"), at its Annual Meeting of Shareholders, for the Fiscal Year ended December 31, 2023 to be held at our executive offices, located at Building 1, Floor 4, Zhijiangyin, Yunhe Road, Xihu District, Hangzhou City, Zhejiang Province, China 310024, on December 27, 2024 at 6:00 a.m. E.T. (7:00 p.m. Local Time, December 27, 2024), and at all adjournments thereof, which the undersigned could vote, if personally present, in such manner as the proxies may determine on any matters which may properly come before the meeting and to vote on the items as specified on the reverse side.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS.

Continued and to be signed on reverse side

Your **Vote** Counts!

KANDI TECHNOLOGIES GROUP, INC.

Annual Meeting for Fiscal Year 2023
Vote by December 26, 2024
11:59 PM ET



KANDI TECHNOLOGIES GROUP, INC.
ATTN: KEWA LUO
230 PARK AVENUE, 3RD/4TH FLOOR WEST
NEW YORK, NY 10169

V59362-P21301

You invested in KANDI TECHNOLOGIES GROUP, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on December 27, 2024.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to December 13, 2024. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person at the Meeting*

December 27, 2024
6:00 a.m. E.T.

Building 1, Floor 4
Zhijiangyin, Yunhe Road
Xihu District, Hangzhou City
Zhejiang Province, China 310024

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items		Board Recommends
1.	To elect seven directors, each to serve until the Annual Meeting of Shareholders for the year ending December 31, 2024; **Nominees:** 01) Hu Xiaoming 02) Dong Xueqin 03) Wang Lin 04) Chen Liming 05) Lin Yi 06) Jerry Lewin 07) Henry Yu	For
2.	To ratify the appointment of ARK Pro CPA & Co. as the Company's independent auditor for the fiscal year ending December 31, 2024;	For
3.	To increase the shares available under the 2008 Omnibus Long Term Incentive Plan by ten million (10,000,000); and	For
4.	To conduct an advisory vote on the compensation of our named executive officers.	For

NOTE: To transact such other business as properly may come before the annual meeting or any adjournments thereof.

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